

06002748

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C. 192

SEC FILE NUMBER
8-34069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

799 Central Ave.

(No. and Street)

Highland Park   Illinois   60035

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Shapiro   (312) 554-7500

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP

(Name – if individual, state last, first, middle name)

One South Wacker Drive   Chicago   IL   60606-3392

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 28 2006
THOM...
FIN.......

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a current valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Daniel Shapiro, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of SF Investments, Inc., as of and for the year ended Saturday, December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

14 day of February 2006

Nancy J. Simenson

_____
Signature

Vice-President
_____
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SF Investments, Inc.

Statement of Financial Condition

December 31, 2005





Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

SF Investments, Inc.
Table of Contents
December 31, 2005



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Stockholder of
SF Investments, Inc.

We have audited the accompanying statement of financial condition of SF Investments, Inc. as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SF Investments, Inc. as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 2, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

SF Investments, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	310,040
Receivable from and deposit with clearing broker		698,631
Account receivable		269,727
Securities owned, at market		3,126,346
Other assets		317,374
Total assets	$	4,722,118

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	26,521
Stockholder's equity		
Common stock, $100 par value; 1,000 shares authorized,		
100 shares issued, 95 shares outstanding		10,000
Additional paid-in capital		1,077,969
Less Treasury stock (5 shares, at cost)		(317,050)
Retained earnings		3,924,678
Total stockholder's equity		4,695,597
Total liabilities and stockholder's equity	$	4,722,118

Note 1   Nature of Activities and Significant Accounting Policies

Nature of Operations—SF Investments, Inc. (the "Company") is a registered broker-dealer in securities and a registered investment advisor. The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, corporations, trusts and retirement plans.

Income Recognition—Investment management fees and commission revenue and related expenses are recorded on the accrual basis. Securities transactions are recorded on the trade date.

Securities Owned—Securities owned are valued at market value using quoted market prices. Realized and unrealized changes in fair values are recognized in net trading revenue in the period in which the changes occur.

Use of Estimates—In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes—The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for income taxes on his share of the Company's taxable income. The Company, however, is subject to the Illinois replacement tax.

Note 2   Securities Owned

Securities owned at December 31, 2005 consisted of:

Equity securities	$ 625,400
U.S. Treasury bills	2,476,325
U.S. Government agency bond	24,621
	$ 3,126,346

Note 3   Related-Party Transactions

Account receivable is from an affiliated entity under common control. The Company receives a portion of its brokerage commissions and investment management fees from various entities affiliated through common control and its stockholder.

Note 4   Commitments

Minimum annual rentals under a noncancelable lease for office space that expires in 2009, excluding additional payments for certain increases in operating and maintenance costs and real estate taxes, are approximately:

2006	$	85,080
2007		85,080
2008		85,080
2009		85,080
	$	340,320

Note 5   Employee Benefit Plan

The Company has a defined contribution plan covering all eligible employees, as defined under Section 401(k) of the Internal Revenue Code.

Note 6   Off-Balance-Sheet Credit and Market Risk

Customers' securities transactions are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts on deposit at a bank and receivables from and on deposit with the clearing broker represent concentrations of credit risk. The Company does not anticipate nonperformance by its bank or the clearing broker. In addition, the Company has a policy of reviewing, when necessary, the creditworthiness of the bank and the clearing broker with which it conducts business.

Note 7   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had adjusted net capital and net capital requirements of $4,009,670 and $100,000, respectively.